[logo – American Funds ®]

AMCAP Fund
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9455
Email vpc@capgroup.com

Vincent P. Corti
Secretary

April 16, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	AMCAP Fund
File Nos. 811-01435 and 002-26516

Dear Ms. Hatch:

This letter is in response to oral comments we received from you today to the fund’s Post-Effective Amendment No. 81 to the Registration Statement under the Securities Act of 1933 and Amendment No. 50 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We intend to incorporate any changes to the fund’s disclosure in an amendment to the fund’s registration statement filed pursuant to Rule 485(b) (the “Amendment”) that we propose to become effective pursuant to rule 461 under the Securities Act of 1933 on May 1, 2009.  Please also note that we have included an updated summary section of the fund’s prospectus with this letter. We will not initially be delivering the summary prospectus, but have updated the prospectus to comply with the revised Form N-1A requirements.

1.           Fees and expenses of the fund – page 1 of the fund’s prospectus.

Comment:  Please eliminate footnotes one, two and four to the “Shareholder fees” and “Annual fund operating expenses” tables.  Include each share class in the column headings of the “Shareholder fees” table.

Response:   We have removed the footnotes and updated the table to include all of the share classes in the column headings.

2.           Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  Please remove the word “initial” in the first row and the word “contingent” in the second row of the “Shareholder fees” table.

Response:   We have updated the table to remove “initial” and “contingent.”

3.           Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  Please include the annual account fee for Class 529 shares in the “Shareholder fees” table.

Response:   The table has been updated to include a new row titled “Maximum annual account fee (529 shares only).”

4.           Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  In the heading of the “Annual fund operating expenses table” please change the word “investments” to “investment.”

Response:   The heading of the table has been updated to reflect this change.

5.           Fees and expenses of the fund – page 1 of the fund’s prospectus

Comment:  Please move the footnote regarding Class F-2 expenses to the “other expenses” column. The footnote should not apply to the entire column since management fees are not estimated.

Response:   The footnote has been moved to the “Other expenses” column. We have also included the footnote in the “Total annual fund operating expenses” column since estimated expenses are included in the total expense ratio.

6.           Expense example – page 2 of the fund’s prospectus

Comment:  Please remove the following language:

“The examples assuming redemption do not reflect the effect of any taxable gain or loss at the time of redemption.”

Response:   The language has been removed.

7.           Principal investment strategies – page 3 of the fund’s prospectus.

Comment: Please describe what is meant by the word “securities” in the first sentence of this section.

Response:   The fund invests primarily in stocks but may invest to a limited extent in other types of securities, such as bonds and convertible securities. We have updated the language as follows:

“The fund invests primarily in stocks of issuers located in the U.S. with a record of above-average long-term growth, but may invest in stocks or other securities of issuers domiciled outside the United States to a limited extent.”

8.           Investment results – page 5 of the fund’s prospectus.

Comment:  If additional indexes are disclosed in the prospectus Form N-1A requires disclosure explaining why it is appropriate to include those indexes.  Please include disclosure to this effect in a footnote to the investment results table.

Response:   We have included the following disclosure in footnote one to the table:

“The S&P 500 reflects the market sectors in which the fund primarily invests. The Lipper Multi-Cap Core Funds Index includes the fund. Both Lipper indexes include mutual funds which disclose investment objectives that are reasonably comparable to those of the fund. The Consumer Price Index provides a comparison of the fund’s results to inflation.”

9.           Payments to broker-dealer and other financial intermediaries – page 7 of the fund’s prospectus.

Comment:  Please update the language to indicate that payments to broker-dealers and other financial intermediaries may create a conflict of interest by influencing the broker-dealer or intermediary to recommend the fund over another investment.

Response: We have updated the language as follows:

If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a bank), the fund and its related companies may pay the intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

All of the changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

Pursuant to Rule 461 and on behalf of the fund and the fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of the Registration Statement be accelerated to May 1, 2009.

If you have any questions please do not hesitate to contact me at (213) 486-9422 or Tim McHale at (213) 615-0404.

Sincerely,

/s/ Vincent P. Corti

Vincent P. Corti
Secretary

...


[logo - American Funds /(R)/]          The right choice for the long term/(R)/

AMCAP Fund/(R)/

 CLASS A SHARES       AMCPX       CLASS 529-A SHARES        CAFAX
 CLASS B SHARES       AMPBX       CLASS 529-B SHARES        CAFBX
 CLASS C SHARES       AMPCX       CLASS 529-C SHARES        CAFCX
 CLASS F-1 SHARES     AMPFX       CLASS 529-E SHARES        CAFEX
 CLASS F-2 SHARES     AMCFX       CLASS 529-F-1 SHARES      CAFFX

 PROSPECTUS

 May 1, 2009

TABLE OF CONTENTS

 1   Investment objective
 1   Fees and expenses of the fund
 3   Portfolio turnover
 3   Principal investment strategies
 3   Principal risks
 6   Investment adviser
 7   Purchase and sale of fund shares
 7   Tax information
 7   Payments to broker-dealers and other financial intermediaries
 8   Investment objective, strategies and risks
11   Management and organization
14   Shareholder information
15   Choosing a share class
18   Purchase, exchange and sale of shares
23   Sales charges
26   Sales charge reductions and waivers
30   Rollovers from retirement plans to IRAs
30   Plans of distribution
31   Other compensation to dealers
31   How to sell shares
33   Distributions and taxes
34   Financial highlights

 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF
 THESE SECURITIES. FURTHER, IT HAS NOT DETERMINED THAT THIS PROSPECTUS IS
 ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
 OFFENSE.


Investment objective

The fund's investment objective is to provide you with long-term growth of capital.

Fees and expenses of the fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the
American Funds. More information about these and other discounts is available from your financial professional and in the "Sales charge reductions and waivers" section on page 26 of the fund's prospectus, and on page 46 of the fund's statement of additional information.

 SHAREHOLDER FEES (PAID DIRECTLY FROM YOUR INVESTMENT)
                         CLASS A    CLASS B     CLASS C     CLASS 529-E     CLASS F-1,
                        AND 529-A   AND 529-B   AND 529-C                   F-2 AND 529-F-1
-----------------------------------------------------------------------------------------

 Maximum sales
 charge (load) imposed  5.75%          none        none         none           none
 on purchases (as a
 percentage of
 offering price)
-----------------------------------------------------------------------------------------
 Maximum
 deferred sales charge   none/1/     5.00%        1.00%         none           none
 (load) (as a
 percentage of the
 amount redeemed)
-----------------------------------------------------------------------------------------
 Maximum sales charge     none        none        none          none           none
 (load) imposed on
 reinvested dividends
-----------------------------------------------------------------------------------------
 Redemption or            none        none        none          none           none
 exchange fees
-----------------------------------------------------------------------------------------
 Maximum annual           $10         $10         $10           $10            $10
 account fee (529 shares
 only)

 ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A
 PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)
                           CLASS A  CLASS B  CLASS C  CLASS F-1   CLASS F-2

-------------------------------------------------------------------------------

 Management fees            0.33%    0.33%    0.33%     0.33%        0.33%
-------------------------------------------------------------------------------
 Distribution and/or        0.23     1.00     1.00      0.25         none
 service (12b-1) fees
-------------------------------------------------------------------------------
 Other expenses             0.18     0.17     0.19      0.12         0.17/2/
-------------------------------------------------------------------------------
 Total annual fund          0.74     1.50     1.52      0.70         0.50/2/
 operating expenses
                            CLASS    CLASS    CLASS     CLASS        CLASS
                            529-A    529-B    529-C     529-E       529-F-1
-------------------------------------------------------------------------------
 Management fees            0.33%    0.33%    0.33%     0.33%        0.33%
-------------------------------------------------------------------------------
 Distribution and/or        0.20     1.00     1.00      0.50         0.00
 service (12b-1) fees
-------------------------------------------------------------------------------
 Other expenses             0.26     0.27     0.26      0.26         0.26
-------------------------------------------------------------------------------
 Total annual fund          0.79     1.60     1.59      1.09         0.59
 operating expenses

AMCAP Fund / Prospectus


EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes  that your investment has a 5% return each year that all dividends and capital gain distributions are reinvested, that you pay the maximum initial or contingent deferred sales charge, and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

                                 1 YEAR  3 YEARS  5 YEARS   10 YEARS
---------------------------------------------------------------------

 Class A                          $646    $798    $  963     $1,441
---------------------------------------------------------------------
 Class B                           653     874     1,018      1,585
---------------------------------------------------------------------
 Class C                           255     480       829      1,813
---------------------------------------------------------------------
 Class F-1                          72     224       390        871
---------------------------------------------------------------------
 Class F-2                          51     160       280        628
---------------------------------------------------------------------
 Class 529-A                       671     852     1,047      1,601
---------------------------------------------------------------------
 Class 529-B                       682     944     1,128      1,784
---------------------------------------------------------------------
 Class 529-C                       281     541       923      1,989
---------------------------------------------------------------------
 Class 529-E                       131     386       659      1,431
---------------------------------------------------------------------
 Class 529-F-1                      80     229       388        844

For the share classes listed below you would pay the following if you did not redeem your shares.

                                 1 YEAR  3 YEARS  5 YEARS   10 YEARS
---------------------------------------------------------------------

 Class B                          $153     474     $818      $1,585
---------------------------------------------------------------------
 Class C                           155     480      829       1,813
---------------------------------------------------------------------
 Class 529-B                       182     544      928       1,784
---------------------------------------------------------------------
 Class 529-C                       181     541      923       1,989
---------------------------------------------------------------------

1 A contingent deferred sales charge of 1.00% applies on certain redemptions made within one year following purchases of $1 million or more made without an initial sales charge.
2 Based on estimated amounts for the current fiscal year.

                                                        AMCAP Fund / Prospectus

Portfolio turnover

The fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund's performance.
During the most recent fiscal year, the fund's portfolio turnover rate was 37%
of the average value of its portfolio.

Principal investment strategies

The fund invests primarily in stocks of issuers located in the U.S. with a record of above-average long-term growth, but may invest in stocks or other securities of issuers domiciled outside the United States to a limited extent.

The fund's investment adviser focuses primarily on companies with attributes that are associated with long-term growth, such as strong management, participation in a growing market and a history of above-average growth in earnings, revenues, book value, cash flow and/or return on assets.

Principal risks

YOU MAY LOSE MONEY BY INVESTING IN THE FUND. THE LIKELIHOOD OF LOSS MAY BE
GREATER IF YOU INVEST FOR A SHORTER PERIOD OF TIME.

Investors in the fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

The prices of securities held by the fund may decline in response to certain events taking place around the world, including those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.

Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

AMCAP Fund / Prospectus


HISTORICAL INVESTMENT RESULTS

The bar chart below shows how the fund's investment results have varied from year to year, and the Investment Results table on page 5 shows how the fund's average annual total returns for various periods compare with different broad measures of market performance. This information provides some indication of the risks of investing in the fund. All fund results reflect the reinvestment of dividends and capital gain distributions, if any. Unless otherwise noted, fund results reflect any fee waivers and/or expense reimbursements in effect during the period presented. Past results (before and after taxes) are not predictive of future results.

CALENDAR YEAR TOTAL RETURNS FOR CLASS A SHARES
(Results do not include a sales charge; if a sales charge were included, results would be lower.)

[begin bar chart]

1999  21.78%
2000   7.50
2001  -5.01
2002 -18.66
2003  29.64
2004   9.80
2005   6.98
2006   8.63
2007   7.50
2008 -37.68

[end bar chart]

Highest/Lowest quarterly results during this time period were:

HIGHEST                                15.62%  (quarter ended June 30, 2003)
LOWEST                                -22.53%  (quarter ended December 31, 2008)

The fund's total return for the three months ended March 31, 2009, was -5.05%.

Updated information on the fund's results can be obtained by visiting
americanfunds.com.

                                                        AMCAP Fund / Prospectus

 INVESTMENT RESULTS (WITH MAXIMUM SALES CHARGES)
 AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDED DECEMBER 31, 2008:
                                         1 YEAR   5 YEARS  10 YEARS   LIFETIME
-------------------------------------------------------------------------------

 CLASS A -- FIRST SOLD 5/1/67
 Before taxes                            -41.26%  -4.23%     0.55%     10.50%
 After taxes on distributions            -41.61   -4.73     -0.37        N/A
 After taxes on distributions and sale   -26.07   -3.31      0.43        N/A
of fund shares
-------------------------------------------------------------------------------

                                      1 YEAR   5 YEARS   LIFETIME
------------------------------------------------------------------

 CLASS B -- FIRST SOLD 3/15/00
 Before taxes                         -41.12%  -4.16%     -1.80%
------------------------------------------------------------------
 CLASS C -- FIRST SOLD 3/15/01
 Before taxes                         -38.76   -3.89      -1.94
------------------------------------------------------------------
 CLASS F-1 -- FIRST SOLD 3/16/01
 Before taxes                         -37.64   -3.10      -0.94
------------------------------------------------------------------
 CLASS 529-A -- FIRST SOLD 2/15/02
 Before taxes                         -41.27   -4.29      -1.81
------------------------------------------------------------------
 CLASS 529-B -- FIRST SOLD 2/19/02
 Before taxes                         -41.15   -4.29      -1.57
------------------------------------------------------------------
 CLASS 529-C -- FIRST SOLD 2/19/02
 Before taxes                         -38.76   -3.95      -1.55
------------------------------------------------------------------
 CLASS 529-E -- FIRST SOLD 3/7/02
 Before taxes                         -37.85   -3.45      -1.85
------------------------------------------------------------------
 CLASS 529-F-1 -- FIRST SOLD 9/17/02
 Before taxes                         -37.54   -3.03       1.95
------------------------------------------------------------------

                                    1 YEAR   5 YEARS  10 YEARS   LIFETIME/2/
-----------------------------------------------------------------------------

 INDEXES/1/ (BEFORE TAXES)
 S&P 500                            -36.99%  -2.19%    -1.38%       9.01%
 Lipper Multi-Cap Core Funds Index  -39.45   -2.29     -0.47        8.60
 Lipper Growth Funds Index          -42.24   -4.25     -3.08        7.80
 Consumer Price Index                 0.09    2.67      2.52        4.54

1 The S&P 500 reflects the market sectors in which the fund primarily invests.
 The Lipper Multi-Cap Core Funds Index includes the fund. Both Lipper indexes include mutual funds which disclose investment objectives that are reasonably comparable to those of the fund. The Consumer Price Index provides a comparison of the fund's results to inflation. See pages 9-10 of this prospectus for more information on the indexes listed above.
2 Lifetime results for the index(es) shown are measured from the date Class A shares were first sold.

After-tax returns are shown only for Class A shares; after-tax returns for other share classes will vary. After-tax returns are calculated using the highest individual federal income tax rates in effect during each year of the periods shown and do not reflect the impact of state and local taxes. Your actual after-tax returns depend on your individual tax situation and likely will differ from the results shown above. In addition, after-tax returns may not be relevant if you hold your fund shares through a tax-deferred arrangement, such as a
401(k) plan, individual retirement account (IRA) or 529 college savings plan.

AMCAP Fund / Prospectus


Investment adviser

Capital Research and Management Company serves as investment adviser to the fund. Capital Research and Management Company uses a system of multiple portfolio counselors in managing mutual fund assets. The primary individual portfolio counselors for AMCAP Fund are:

                            PORTFOLIO
 PORTFOLIO COUNSELOR/       COUNSELOR               PRIMARY TITLE WITH
 FUND TITLE                EXPERIENCE               INVESTMENT ADVISER
 (IF APPLICABLE)          IN THIS FUND                (OR AFFILIATE)
-------------------------------------------------------------------------------

 R. MICHAEL SHANAHAN        22 years        Chairman Emeritus and Director,
 Vice Chairman of the                       Capital Research and Management
 Board                                      Company
-------------------------------------------------------------------------------
 CLAUDIA P. HUNTINGTON      12 years        Senior Vice President - Capital
 President and                              Research Global Investors
 Director
-------------------------------------------------------------------------------
 TIMOTHY D. ARMOUR          12 years        Senior Vice President - Capital
 Senior Vice President                      Research Global Investors
-------------------------------------------------------------------------------
 BARRY S. CROSTHWAITE        3 years        Senior Vice President - Capital
 Vice President                             Research Global Investors
-------------------------------------------------------------------------------
 ERIC S. RICHTER             1 year         Vice President - Capital Research
 Vice President                             Global Investors
-------------------------------------------------------------------------------
 C. ROSS SAPPENFIELD         9 years        Senior Vice President - Capital
 Vice President                             Research Global Investors
-------------------------------------------------------------------------------

                                                        AMCAP Fund / Prospectus

Purchase and sale of fund shares

PURCHASE MINIMUMS AND MAXIMUMS

 PURCHASE MINIMUMS FOR ALL CLASSES OF SHARES
-------------------------------------------------------------------------------

 To establish an account (including retirement plan and 529           $    250
 accounts)
    For a payroll deduction retirement plan account, payroll
    deduction                                                               25
    savings plan account or employer-sponsored 529 account
 To add to an account                                                       50
    For a payroll deduction retirement plan account, payroll                25
    deduction
    savings plan account or employer-sponsored 529 account
-------------------------------------------------------------------------------
 PURCHASE MAXIMUM PER TRANSACTION FOR CLASS C SHARES                   500,000

You may sell (redeem) shares through your dealer or financial adviser, by writing to American Funds Service Company, telephoning or faxing American Funds
Service Company or on our website (americanfunds.com).

Tax information

Dividends and capital gain distributions you receive from the fund will be subject to federal income tax and may also be subject to state or local taxes --
unless you are exempt from taxation.

Payments to broker-dealers and other financial intermediaries

If you purchase shares of the fund through a broker-dealer or other financial intermediary (such as a bank), the fund and its related companies may pay the intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

AMCAP Fund / Prospectus